UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 7, 2019

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England, WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No  

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No  

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No  

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b)  : 82-  n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.  Press release entitled “Smith & Nephew Fourth Quarter and Full Year 2018 Results”, dated February 7, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: February 7, 2019	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Smith & Nephew Fourth Quarter and Full Year 2018 Results

7 February 2019

Smith & Nephew plc (LSE:SN, NYSE:SNN) results for the Quarter and Year to 31 December 2018:

	Reported			Trading[2]
	31 Dec	31 Dec	Reported	31 Dec	31 Dec	Underlying
	2018	2017	growth	2018	2017	growth
	$m	$m	%	$m	$m	%
Fourth Quarter Results[1]
Revenue	1,294	1,278	1	1,294	1,278	3

Full Year Results[1]
Revenue	4,904	4,765	3	4,904	4,765	2
Operating/trading profit	863	934		1,123	1,048
Operating/trading profit margin (%)	17.6	19.6		22.9	22.0
Cash generated from operations/trading cash flow	1,108	1,273		951	940
EPS/ EPSA (cents)	76.0	87.8		100.9	94.5

Namal Nawana, Chief Executive Officer of Smith & Nephew, said:

“We accelerated performance across 2018, with 3% underlying revenue growth in both the third and fourth quarters and a 7% uplift in full year trading profit. We start 2019 with a strengthened organisation and a new growth-oriented operating model.”

2018 Full Year Financial Highlights1,2

•	Underlying revenue up 2% and trading profit margin up 90bps to 22.9%, in line with guidance
o	Reported revenue growth of 3% is after +1% FX impact
o	Trading profit margin includes 50bps benefit from one-off legal settlement
o	Operating profit margin reflects restructuring costs of $120m, with c.$60m of benefits realised in 2018
•	Performance improved across the year, with revenue growth 1% in H1 and 3% in H2
•	Strong growth in Reconstruction and Emerging Markets (China growth double-digit), offset by continued softness in Arthroscopic Enabling Technologies and Advanced Wound Bioactives
•	Cash conversion ratio 85%; significant balance sheet capacity with 0.8x net debt to adjusted EBITDA ratio
•	Tax rate on trading results down 100bps to 16.1%, including provision release (15.1% reported tax rate)
•	EPSA up 7% to 100.9¢, reflecting improved trading and lower tax rate (EPS down 13% to 76.0¢ after restructuring and other non-trading costs)
•	Full year dividend up 3% to 36.0¢ per share

Strategic Highlights

•	New operating model complete from 1 January 2019, led by strengthened leadership team
•	Five new strategic imperatives to drive value creation over the medium term established

2019 Guidance1

•	Revenue expected to increase 2.5-3.5% underlying (around 1.8-2.8% reported3)
•	Trading profit margin expected in 22.8-23.2% range, a 40-80bps improvement excluding one-off 2018 legal gain
•	Tax rate on trading results expected to be 19-21%

Analyst conference call

An analyst meeting and conference call to discuss Smith & Nephew’s results for the year ended 31 December 2018 will be held today, Thursday 7 February 2019 at 8.30am GMT / 3.30am EST. This will be webcast live and available for replay shortly after. The details can be found on the Smith & Nephew website at www.smith-nephew.com/results.

Enquiries

Investors
Andrew Swift	+44 (0) 20 7960 2285
Smith & Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith & Nephew

Ben Atwell / Andrew Ward	+44 (0) 20 3727 1000
FTI Consulting

Notes

1.

Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2017 period.

Underlying revenue growth is used to compare the revenue in a given period to the comparative period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired business combinations and recent business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

2.

Certain items included in ‘trading results’, such as trading profit, trading profit margin, tax rate on trading results, trading cash flow, trading profit to cash conversion ratio, EPSA, net debt to adjusted EBITDA ratio and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Note 8 and are reconciled to the most directly comparable financial measure prepared in accordance with IFRS. Reported results represent IFRS financial measures as shown in the Condensed Consolidated Financial Statements.

3.	Reported growth rate guidance assumes exchange rates prevailing at 1 February 2019.

Smith & Nephew Fourth Quarter Trading and Full Year 2018 Results

Fourth Quarter Consolidated Revenue Analysis

	31 December	31 December	Reported	Underlying	Acquisitions	Currency
	2018	2017	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Sports Medicine, Trauma & Other	528	519	2	3	1	-2
Sports Medicine Joint Repair	188	173	9	9	2	-2
Arthroscopic Enabling Technologies	157	167	-6	-4	-	-2
Trauma & Extremities	127	128	-1	1	-	-2
Other Surgical Businesses	56	51	9	11	-	-2

Reconstruction	429	423	1	3	-	-2
Knee Implants	269	266	1	3	-	-2
Hip Implants	160	157	2	4	-	-2

Advanced Wound Management	337	336	-	2	-	-2
Advanced Wound Care	185	187	-1	2	-	-3
Advanced Wound Bioactives	94	97	-3	-3	-	-
Advanced Wound Devices	58	52	11	14	-	-3

Total	1,294	1,278	1	3	-	-2

Consolidated revenue by geography
US	649	624	4	3	1	-
Other Established Markets(ii)(iii)	427	439	-3	-	-	-3
Total Established Markets	1,076	1,063	1	2	-	-1
Emerging Markets(iii)	218	215	2	8	-	-6
Total	1,294	1,278	1	3	-	-2

(i)	Underlying growth is defined in Note 1 on page 2
(ii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand
(iii)

Included within the Q4 2017 analysis is a reclassification of $6 million of revenue formerly included in Other Established Markets which has now been included in Emerging Markets in order to present consistent analysis to the Q4 2018 results

Fourth Quarter 2018 Trading Update

Our Q4 revenue was $1,294 million (2017: $1,278 million), up 3% on an underlying basis.  Reported revenue growth was 1%, including a -2% foreign exchange headwind.

The fourth quarter 2018 comprised 61 trading days, one more than the same period last year.

Fourth Quarter 2018 Franchise Highlights

Sports Medicine Joint Repair delivered 9% revenue growth in the quarter, driven by good performance across our shoulder repair portfolio. The recently acquired REGENETEN◊ Bioinductive Implant for rotator cuff repair continued to perform ahead of expectations.

During the quarter we announced the acquisition of Ceterix Orthopaedics, Inc., the developer of the NovoStitch◊ Pro Meniscal Repair System. This unique device addresses complex meniscal tear patterns not adequately served by other repair systems and is highly complementary to Smith & Nephew’s leading FAST-FIX◊ 360 Meniscal Repair System. The acquisition completed on 22 January 2019.

Revenue from Arthroscopic Enabling Technologies was down -4% as the softness in resection seen in previous quarters continued. We expect the launch of the FLOW 90◊ COBLATION◊ wand for shoulder repair in the first half of 2019 to support improved performance.

In Trauma & Extremities revenue was up 1%, with good growth across the nail portfolio and an increased contribution from the new EVOS◊ SMALL plating system for lower extremity fractures. The global roll-out of this product is progressing well. During the quarter we announced two new studies showing positive clinical results and cost savings from using the INTERTAN◊ Intertrochanteric Antegrade Nail.

Our Other Surgical Businesses franchise delivered revenue growth of 11% in the quarter, led by strong capital sales for our robotic NAVIO◊ Surgical System.

We delivered 3% revenue growth across our Reconstruction business in the quarter.

Within this, revenue from Knee Implants grew 3%. Growth across our JOURNEY◊ II, LEGION◊  REVISION and ANTHEM◊ knee systems remained strong. In November we announced new clinical evidence showing excellent mid-term survivorship results for JOURNEY II BCS.

Revenue from Hip Implants was up 4%, continuing the much improved dynamic seen last quarter. This was again led by increased demand for the POLAR3◊ total hip solution, with its class-leading survivorship data, and the continued roll-out of the REDAPT◊ Revision System.

Advanced Wound Care revenue was up 2%. Good growth in the US, led by ALLEVYN◊  LIFE and our pressure ulcer prevention strategy, continues to be offset by softness in some European countries.

Advanced Wound Bioactives revenue was down -3%, with SANTYL◊ volumes remaining under pressure. Following review of two large safety studies, the FDA approved the removal of the boxed warning from REGRANEX◊, and we are relaunching this product.

Revenue from Advanced Wound Devices was up 14%, completing a year of strong growth from this franchise. During the quarter we announced the European launch of the new PICO◊ 7Y Single Use Negative Pressure Wound Therapy System (sNPWT) with AIRLOCK◊ Technology. This is the first sNPWT system to include an innovative integrated Y extension enabling the utilisation of two dressings concurrently from one pump. We also completed the US launch of the new PICO 7 sNPWT System.

In December 2018, Smith & Nephew and our partner -  digital health provider Inhealthcare  - announced plans to pilot a multi-platform digital application designed to reduce variation in practice by community nurses by enabling consistent wound assessment and treatment recommendations in real-time. This formed part of the Wound Care Sector Deal launched by the UK Government within its Life Sciences Industrial Strategy.

Fourth Quarter Regional Performance

In the fourth quarter, revenue growth was 3% in the US and flat across our Other Established Markets. Revenue growth was 8% across the Emerging Markets. China growth remained double-digit.

.

Full Year 2018 Results

Smith & Nephew results for the Full Year ended 31 December 2018:

			Reported
	2018	2017	growth
	$m	$m	%
Revenue	4,904	4,765	3
Operating profit	863	934	-8
Acquisition and disposal related items	(7)	(10)
Restructuring and rationalisation costs	120	-
Amortisation and impairment of acquisition intangibles	113	140
Legal and other	34	(16)
Trading profit (non-IFRS)	1,123	1,048	7
	¢	¢
Earnings per share “EPS”	76.0	87.8	-13
Acquisition and disposal related items	(0.7)	(0.9)
Restructuring and rationalisation costs	11.0	-
Amortisation and impairment of acquisition intangibles	10.3	11.4
Legal and other	4.3	(0.1)
US tax reform	-	(3.7)
Adjusted Earnings per share “EPSA”	100.9	94.5	7

Full Year 2018 Analysis

Our full year revenue was $4,904 million (2017: $4,765 million), up 3% on a reported basis, including a foreign exchange tailwind of 1%. Revenue was up 2% on an underlying basis.

Trading profit for the year was $1,123 million (2017: $1,048 million), and the trading profit margin was 22.9% (2017: 22.0%), up 90bps. This reflects both improved trading performance and cost control and includes the 50bps benefit of a one-off legal settlement.

The Accelerating Performance and Execution (APEX) programme, initiated at the end of 2017, incurred restructuring costs of $120 million, with benefits recognised in 2018 P&L of around $60 million. We are making good progress across all three workstreams of (i) Manufacturing, Warehousing and Distribution,  (ii) General and Administrative (G&A) Expenses, and (iii) Commercial Effectiveness. APEX is expected to drive an annualised benefit of $160 million by 2022, for a one-off cost of $240 million.

Reported operating profit of $863 million (2017: $934 million) was after the APEX restructuring and rationalisation costs, as well as acquisition and disposal related items, amortisation of acquisition intangibles and legal and other items incurred in the year (see Note 8 to the Condensed Consolidated Financial Statements).

Cash generated from operations was $1,108 million (2017: $1,273 million), reflecting higher working capital outflows including increased inventory supporting sales growth, new product launches and an increase in safety stock levels in part in preparation for the UK’s exit from the European Union (EU). Trading cash flow was $951 million (2017: $940 million) (see Note 8 for a reconciliation between cash generated from operations and trading cash flow). The trading profit to cash conversion ratio was again good at 85% (2017: 90%).

The net interest charge within reported results was $51 million (2017: $51 million). Net debt was $1,104 million at year-end, a decrease of $177 million from $1,281 million at 31 December 2017

(see Note 6 for a reconciliation of net debt). Net debt to adjusted EBITDA ratio was 0.8x at year-end (see Note 8 to the Condensed Consolidated Financial Statements).

The tax rate on trading results for the year to 31 December 2018 was 16.1% (2017: 17.1%). This was lower than the guided rate of between 20-21% mainly due to a one-off benefit from a tax provision release following expiry of statute of limitations and a beneficial geographical mix of profits. The reported tax rate was 15.1% (2017: 12.7%). Details of the reconciliation between trading results and reported results are set out in Note 8  to the Condensed Consolidated Financial Statements.

Adjusted earnings per share (‘EPSA’) was up 7% at 100.9¢ (201.8¢ per ADS) (2017: 94.5¢) as a result of the improved trading performance and lower tax rate on trading results. Basic earnings per share (‘EPS’) was down 13% to 76.0¢ (152.0¢ per ADS), primarily due to the impact of the restructuring charges related to the APEX programme as well as other non-trading costs  (2017: 87.8¢).

Dividend

The Board is pleased to recommend a Final Dividend of 22.0¢ per share (44.0¢ per ADS). This, together with an Interim Dividend of 14.0¢ per share (28.0¢ per ADS), will give a total distribution of 36.0¢ per share (72.0¢ per ADS) in 2018 representing year-on-year growth of 3% in the declared full year dividend. The Final Dividend will be paid on 8 May 2019 to shareholders on the register at the close of business on 5 April 2019.

Business update

Smith & Nephew has launched five new strategic imperatives which form our value creation plan for the medium term.

1.

Achieve the full potential of our portfolio – improving commercial execution to accelerate organic revenue growth performance with a focus on
(i) platform-specific plans;
(ii) Ambulatory Surgery Centers; and
(iii) Emerging Markets, especially China and Latin America.

2.	Transform the business through enabling technologies – by acquiring and developing leading enabling technologies to transform procedures, including robotics, imaging and augmented reality.
3.	Expand in high-growth segments – by accelerating portfolio growth, strengthening or establishing leadership positions, and driving meaningful synergies organically and through M&A and partnering.
4.	Strengthen talent and capabilities – by developing a winning culture to improve retention and attract talent.
5.	Become the best owner – through operations transformation and organisation simplification, hence driving meaningful margin expansion.

The strategic imperatives build on the previously announced new global commercial model.  From 1 January 2019 a president is responsible for each of our three specialised global marketing franchises – Orthopaedics, Sports Medicine/ENT and Wound. The franchise presidents also have commercial responsibility for the US. Aligned with, and supporting the franchises, are presidents and regional commercial organisations for Europe, Middle East, and Africa (EMEA), and Asia Pacific (APAC).

The Group has also introduced a new brand purpose – Life Unlimited – and three supporting culture pillars - Care, Collaboration and Courage. Life Unlimited captures the essence of Smith & Nephew and our purpose to address meaningfully the health issues that hinder people from living their lives to the fullest. The culture pillars are grounded in the service of patients and practitioners. They guide employees to work together and couple the idea of continuous learning and improvement with the aspiration to lead in all our endeavours.

UK’s withdrawal from the EU

Smith & Nephew’s management does not believe that the UK’s decision to leave the EU will have a significant impact on our long-term ability to conduct business into and out of the EU or UK. The UK accounts for approximately 5% of global revenue and the majority of our manufacturing takes place outside the UK and EU. We are making good progress with our preparations for the various scenarios.

2019 Outlook

Our 2019 guidance for further improvement in underlying performance at the top and bottom line is an important step in realising our medium-term ambition to outgrow our markets.

In terms of revenue, we expect our underlying growth to be in the range of 2.5% to 3.5% in 2019. On a reported basis this equates to a range of around 1.8% to 2.8% at exchange rates prevailing on 1  February 2019 and including the effect of the Ceterix acquisition.

We expect 2019 trading profit margin to be in the range of 22.8% to 23.2%, a further 40-80bps improvement over 2018, excluding the one-off 50bps legal settlement benefit.

The tax rate on trading results for 2019 is expected to be in the range 19% to 21%, subject to any material changes to tax law, or other one-off items.

Forward calendar

The Q1 Trading Report will be released on 2 May 2019.

About Smith & Nephew

Smith & Nephew is a portfolio medical technology business with leadership positions in Orthopaedics, Advanced Wound Management and Sports Medicine. Smith & Nephew has more than 16,000 employees and a presence in more than 100 countries. Annual sales in 2018 were $4.9 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN). For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com and follow us on Twitter,  LinkedIn or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊ Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

Full Year Consolidated Revenue Analysis

	31 December	31 December	Reported	Underlying	Acquisitions	Currency
	2018	2017	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Sports Medicine, Trauma & Other	1,999	1,926	4	2	1	1
Sports Medicine Joint Repair	697	627	11	8	2	1
Arthroscopic Enabling Technologies	600	615	-2	-3	-	1
Trauma & Extremities	493	495	-	-1	-	1
Other Surgical Businesses	209	189	10	10	-	-

Reconstruction	1,630	1,583	3	3	-	-
Knee Implants	1,017	984	3	3	-	-
Hip Implants	613	599	2	2	-	-

Advanced Wound Management	1,275	1,256	2	-	-	2
Advanced Wound Care	740	720	3	1	-	2
Advanced Wound Bioactives	320	342	-6	-6	-	-
Advanced Wound Devices	215	194	10	9	-	1

Total	4,904	4,765	3	2	-	1

Consolidated revenue by geography
US	2,354	2,306	2	1	1	-
Other Established Markets(ii)(iii)	1,693	1,658	2	-	-	2
Total Established Markets	4,047	3,964	2	1	-	1
Emerging Markets(iii)	857	801	7	8	-	-1
Total	4,904	4,765	3	2	-	1

(i)	Underlying growth is defined in Note 1 on page 2
(ii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand
(iii)

Included within the full year 2017 analysis is a reclassification of $20 million of revenue formerly included in Other Established Markets which has now been included in Emerging Markets in order to present consistent analysis to the full year 2018 results

2018 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Group Income Statement for the year to 31 December 2018

		2018	2017
	Notes	$m	$m
Revenue	2	4,904	4,765
Cost of goods sold		(1,298)	(1,248)
Gross profit		3,606	3,517
Selling, general and administrative expenses		(2,497)	(2,360)
Research and development expenses		(246)	(223)
Operating profit	8	863	934
Interest income		8	6
Interest expense		(59)	(57)
Other finance costs		(20)	(10)
Share of results of associates		(11)	6
Profit before taxation		781	879
Taxation	3	(118)	(112)
Attributable profitA		663	767
Earnings per shareA
Basic	8	76.0¢	87.8¢
Diluted		75.7¢	87.7¢

Unaudited Group Statement of Comprehensive Income for the year to 31 December 2018

	2018	2017
	$m	$m
Attributable profitA	663	767
Other comprehensive income
Items that will not be reclassified to income statement
Remeasurement of net retirement benefit obligations	11	64
Taxation on other comprehensive income	(1)	(9)
Total items that will not be reclassified to income statement	10	55

Items that may be reclassified subsequently to income statement
Exchange differences on translation of foreign operations	(132)	181
Fair value remeasurement of available for sale asset	-	(10)
Net gains/(losses) on cash flow hedges	23	(24)
Taxation on other comprehensive income	(3)	-
Total items that may be reclassified subsequently to income statement	(112)	147
Other comprehensive (loss)/income for the year, net of taxation	(102)	202
Total comprehensive income for the yearA	561	969

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Unaudited Group Balance Sheet as at 31 December 2018

		2018	2017
	Notes	$m	$m
ASSETS
Non-current assets
Property, plant and equipment		1,062	1,049
Goodwill		2,337	2,371
Intangible assets		1,210	1,371
Investments		34	21
Investment in associates		105	118
Other non-current assets		16	16
Retirement benefit assets		92	62
Deferred tax assets		126	127
		4,982	5,135
Current assets
Inventories		1,395	1,304
Trade and other receivables		1,317	1,258
Cash at bank	6	365	169
		3,077	2,731
TOTAL ASSETS		8,059	7,866

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital		177	178
Share premium		608	605
Capital redemption reserve		18	17
Treasury shares		(214)	(257)
Other reserves		(340)	(228)
Retained earnings		4,625	4,329
Total equity		4,874	4,644

Non-current liabilities
Long-term borrowings	6	1,301	1,423
Retirement benefit obligations		114	131
Other payables		53	128
Provisions		153	97
Deferred tax liabilities		99	97
		1,720	1,876

Current liabilities
Bank overdrafts, borrowings and loans	6	164	27
Trade and other payables		957	957
Provisions		121	129
Current tax payable		223	233
		1,465	1,346
Total liabilities		3,185	3,222
TOTAL EQUITY AND LIABILITIES		8,059	7,866

Unaudited Condensed Group Cash Flow Statement for the year to 31 December 2018

	2018	2017
	$m	$m
Cash flows from operating activities
Profit before taxation	781	879
Net interest payable	51	51
Depreciation, amortisation and impairment	454	460
Share of results of associates	11	(6)
Share-based payments expense (equity settled)	35	31
Net movement in post-retirement obligations	(35)	(40)
Movement in working capital and provisions	(189)	(102)
Cash generated from operations	1,108	1,273
Net interest and finance costs paid	(52)	(48)
Income taxes paid	(125)	(135)
Net cash inflow from operating activities	931	1,090

Cash flows from investing activities
Acquisitions, net of cash acquired	(29)	(159)
Capital expenditure	(347)	(376)
Purchase of investments	(4)	(8)
Distribution from associate	2	-
Net cash used in investing activities	(378)	(543)
Net cash inflow before financing activities	553	547

Cash flows from financing activities
Proceeds from issue of ordinary share capital	3	5
Proceeds from own shares	10	5
Purchase of own shares	(48)	(52)
Equity dividends paid	(321)	(269)
Cash movements in borrowings	(7)	(147)
Settlement of currency swaps	(8)	24
Net cash used in financing activities	(371)	(434)

Net increase in cash and cash equivalents	182	113
Cash and cash equivalents at beginning of period	155	38
Exchange adjustments	(4)	4
Cash and cash equivalents at end of periodB	333	155

B	Cash and cash equivalents at the end of the period are net of overdrafts of $32 million (31 December 2017: $14 million).

Unaudited Group Statement of Changes in Equity for the year to 31 December 2018

				Capital
		Share	Share	redemption	Treasury	Other	Retained	Total
		capital	premium	reserve	shares	reserves	earnings	equity
	Notes	$m	$m	$m	$m	$m	$m	$m
At 31 December 2017		178	605	17	(257)	(228)	4,329	4,644
Adjustment on initial application of IFRS 9 (net of tax)	1	-	-	-	-	-	(11)	(11)
Adjusted balance as at 1 January 2018		178	605	17	(257)	(228)	4,318	4,633
Attributable profitA		-	-	-	-	-	663	663
Other comprehensive incomeA		-	-	-	-	(112)	10	(102)
Equity dividends paid		-	-	-	-	-	(321)	(321)
Share-based payments recognised		-	-	-	-	-	35	35
Taxation on share-based payments		-	-	-	-	-	1	1
Purchase of own sharesC		-	-	-	(48)	-	-	(48)
Cost of shares transferred to beneficiaries		-	-	-	40	-	(30)	10
Cancellation of treasury sharesC		(1)	-	1	51	-	(51)	-
Issue of ordinary share capital		-	3	-	-	-	-	3
At 31 December 2018		177	608	18	(214)	(340)	4,625	4,874

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2017	180	600	15	(432)	(375)	3,970	3,958
Attributable profitA	-	-	-	-	-	767	767
Other comprehensive incomeA	-	-	-	-	147	55	202
Equity dividends paid	-	-	-	-	-	(269)	(269)
Share-based payments recognised	-	-	-	-	-	31	31
Taxation on share-based payments	-	-	-	-	-	(3)	(3)
Purchase of own sharesC	-	-	-	(52)	-	-	(52)
Cost of shares transferred to beneficiaries	-	-	-	26	-	(21)	5
Cancellation of treasury sharesC	(2)	-	2	201	-	(201)	-
Issue of ordinary share capital	-	5	-	-	-	-	5
At 31 December 2017	178	605	17	(257)	(228)	4,329	4,644

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.
C

Shares issued in connection with the Group’s share incentive plans are bought back on a quarterly basis. During the year ended 31 December 2018, a total of 2.7 million ordinary shares were purchased at a cost of $48 million and 3.3 million ordinary shares were cancelled (2017: 3.2 million ordinary shares were purchased at a cost of $52 million and 13.5 million ordinary shares were cancelled).

Notes to the Condensed Consolidated Financial Statements

1.         Basis of preparation and accounting policies

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales. In these condensed consolidated financial statements (‘Financial Statements’), ‘Group’ means the Company and all its subsidiaries. The financial information herein has been prepared on the basis of the accounting policies as set out in the annual accounts of the Group for the year ended 31 December 2017 except as noted below for new accounting standards effective from 1 January 2018. The Group prepares its annual accounts on the basis of International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and in accordance with the provisions of the Companies Act 2006. The Group also prepares its annual accounts in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented. Under IFRS, the Directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows. In determining and applying accounting policies, judgement is often required in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the reported results or net asset position of the Group; it may later be determined that a different choice would have been more appropriate. The Group’s significant accounting policies which require the most use of management’s judgement are: valuation of inventories; impairment; taxation; and liability provisions. There has been no change in the methodology of applying management estimation in these policies since the year ended 31 December 2017.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The Directors believe that the Group is well placed to manage its business risk appropriately. The Directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing these Financial Statements.

The principal risks and uncertainties that the Group is exposed to will be disclosed in the Group’s 2018 Annual Report. These are: business continuity and business change; cyber security; quality and regulatory; new product innovation, design and development including intellectual property; talent management; pricing and reimbursement; mergers and acquisitions; legal and compliance risks; commercial execution; and political and economic.

The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2018 or 2017. The financial information for 2017 is derived from the statutory accounts for 2017 which have been delivered to the registrar of companies. The auditor has reported on the 2017 accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006. The statutory accounts for 2018 will be finalised on the basis of the financial information presented by the Directors in this announcement and will be delivered to the registrar of companies in due course.

New accounting standards effective 2018

IFRS 15 Revenue from contracts with customers

On 1 January 2018, the Group adopted IFRS 15 Revenue from contracts with customers using the modified retrospective method for contracts which were not completed as of that date. The Group applied the practical expedients in relation to contracts with variable consideration and contracts that were completed at the beginning of the earliest period presented and/or modified before the beginning of the earliest period presented.

Under IFRS 15, revenue is recognised as the performance obligations to deliver products or services are satisfied and revenue is recorded based on the amount of consideration expected to be received in exchange for satisfying the performance obligations. The Group undertook a detailed impact assessment applying IFRS 15 to all the existing ways in which the Group delivers products or services to customers to identify divergence with previous accounting practice governed by IAS 18

Revenue and concluded that IFRS 15 does not have a significant impact on the timing and recognition of revenue. Accordingly, there was no adjustment required on transition to IFRS 15.

IFRS 9 Financial Instruments

On 1 January 2018, the Group adopted IFRS 9 Financial Instruments. The Group has not restated comparative information for prior periods with respect to classification and measurement (including loss allowance) requirements.

The amendments to IFRS 9 mainly relate to the classification and measurement of financial instruments. IFRS 9 largely retains the existing requirements in IAS 39 Financial Instruments: Recognition and Measurement for the classification and measurement of financial liabilities; however, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale. The Group elected, from 1 January 2018, to present changes in the fair value of trade investments in the income statement. The Group also elected to continue to apply the hedge accounting guidance in IAS 39 Financial Instruments: Recognition and Measurement.

With respect to loss allowances for trade receivables, IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ (ECL) model. The Group, from 1 January 2018, will measure loss allowances for trade receivables at an amount equal to lifetime expected credit losses. In determining credit risk, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis based on the Group’s historical experience and forward-looking information. The Group considers the model and some of the assumptions used in calculating these ECLs as sources of estimation uncertainty. The Group performed the calculation of ECL rates separately for customer groups which were segmented based on common risk characteristics such as credit risk grade and type of customer (for example government and non-government). The Group has determined that the application of IFRS 9 at 1 January 2018 results in an additional loss allowance for trade receivables of $14 million. This transition adjustment gives rise to a deferred tax credit of $3m.

A number of other new amendments to standards are effective from 1 January 2018 but they do not have a material effect on the Group’s financial statements.

Accounting standards issued but not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2019 and earlier application is permitted; however, the Group has not early adopted them in preparing these condensed consolidated financial statements. These are not expected to have a significant impact on adoption, apart from IFRS 16 Leases which is described below.

The Group will adopt IFRS 16 using the modified retrospective approach and the right of use asset on transition will equal the lease liability. The cumulative effect of initially adopting the IFRS 16 will be recognised as an adjustment to retained earnings at 1 January 2019 with no restatement of comparative information. The Group plans to apply the practical expedient to grandfather the definition of a lease on transition. This means that it will apply IFRS 16 to all contracts entered into before 1 January 2019 and identified as leases in accordance with IAS 17 and IFRIC 4.

The Group intends to avail itself of the exemptions for short-term leases and leases of low-value items. The Group will recognise new assets and liabilities, primarily with regard to its operating leases of property and motor vehicles. In addition the Group will no longer recognise accruals relating to the straight-lining of rent expense for leases which include a rent-free period.

The Group has designed a new lease accounting process and has implemented a new lease accounting software solution. The Group has assessed the estimated impact that initial application of IFRS 16 will have on its consolidated financial statements, as described below. The actual impacts of adopting the standard on 1 January 2019 may change because the Group has not finalised the testing and assessment of controls over its new lease accounting process, and the new accounting policies are subject to change until the Group presents its first financial statements that include the initial application of the standard.

Based on the information currently available, the Group estimates that it will recognise additional lease assets and liabilities of $145m to $165m  as at 1 January 2019. The Group does not expect the adoption of IFRS 16 to have a material impact on the income statement.

2.          Business segment information

In 2018 and 2017 the Group was engaged in a single business activity, being the development, manufacture and sales of medical technology products and services.

Development, manufacturing, supply chain and central functions are managed globally for the Group as a whole. Sales in 2018 and 2017 were managed through two geographical selling regions, US and International, with a president for each who was responsible for the commercial review of that region. The Executive Committee (‘ExCo’), comprised geographical presidents and certain heads of function and is chaired by the Chief Executive Officer (‘CEO’). ExCo is the body through which the CEO used the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions regarding the allocation and prioritisation of the Group’s resources and assessment of the Group’s performance were made by ExCo, and whilst the members had individual responsibility for the implementation of decisions within their respective areas, it is at the ExCo level that these decisions were made. Accordingly, ExCo is considered to be the Group’s chief operating decision maker as defined by IFRS 8 Operating Segments in 2018 and 2017.

In making decisions about the prioritisation and allocation of the Group’s resources, ExCo reviewed financial information on an integrated basis for the Group as a whole and determines the best allocation of resources to Group-wide projects. This information is prepared substantially on the same basis as the Group’s IFRS financial statements aside from the adjustments described in Note 8. In assessing performance, ExCo also considered financial information presented on a geographical selling region and product franchise basis for revenue. Financial information for corporate and functional costs is presented on a Group-wide basis.

The results of the single segment are shown below.

2a.        ExCo evaluates the performance of the single operating segment by considering its underlying revenue growth and trading profit, which is reconciled to the statutory measure for the Group below:

			Reconciling Items
	Reported	Underlying	Acquisitions	Currency
	growth	growth	& disposals	impact
	%	%	%	%
Full year revenue growth
2018	3	2	-	1
2017	2	3	-1	-

	2018	2017
	$m	$m
Revenue	4,904	4,765
Cost of goods sold	(1,298)	(1,248)
Selling, general and administrative expenses	(2,497)	(2,360)
Research and development expenses	(246)	(223)
Operating profit	863	934
Non-trading itemsD	260	114
Trading profitD	1,123	1,048

D	The above financial measures are not prepared in accordance with IFRS. The reconciliation to the most directly comparable financial measures calculated in accordance with IFRS is presented in Note 8.

Further description of why ExCo focuses on the underlying revenue growth and trading measures, and how this reconciles to operating profit, is detailed in Note 8.

2b.       The following table shows Group revenue by product franchise:

	2018	2017
	$m	$m
Sports Medicine, Trauma & Other	1,999	1,926
Sports Medicine Joint Repair	697	627
Arthroscopic Enabling Technologies	600	615
Trauma & Extremities	493	495
Other Surgical Businesses	209	189

Reconstruction	1,630	1,583
Knee Implants	1,017	984
Hip Implants	613	599

Advanced Wound Management	1,275	1,256
Advanced Wound Care	740	720
Advanced Wound Bioactives	320	342
Advanced Wound Devices	215	194
Total	4,904	4,765

2c.        The following table shows Group revenue by geographic area, including material countries. Sales are attributed to the country of destination. No individual customer comprises more than 10% of the Group’s external sales.

	2018			2017
	Established Markets (E)	Emerging Markets	Total	Established Markets (E)	Emerging Markets	Total
	$m	$m	$m	$m	$m	$m
Reconstruction, Sports Medicine, Trauma & Other Surgical Businesses	2,944	685	3,629	2,867	642	3,509
Advanced Wound Management	1,103	172	1,275	1,097	159	1,256
Total	4,047	857	4,904	3,964	801	4,765

E	Established Markets comprises the US, Australia, Canada, Europe, Japan and New Zealand.

US revenue for the year was $2,354 million (2017: $2,306 million) and UK revenue for the year was $211 million (2017: $222 million).

3.         Taxation

The tax rate on trading results for the year to 31 December 2018 was 16.1% (2017: 17.1%) and benefited principally from: the enactment of US tax reform effective from 1 January 2018 which included the reduction in the US Federal corporate income tax rate from 35% to 21%; a tax provision release following expiry of statute of limitations; and a beneficial geographical mix of profits. The reported tax rate was 15.1% (2017: 12.7%). Details of the reconciliation between trading results and reported results are set out in Note 8.

As referenced in our 2017 Annual Report and the H1 2018 results, a factor that may have a future one-off effect on our tax charge is the review by the European Commission (EC) into whether the UK CFC financing exemption rules between 2013 and 2018 constituted illegal State Aid. The EC issued its preliminary view in October 2017 that the financing exemption did constitute State Aid and their final decision, following their investigation, is expected in 2019. Depending on the outcome, this may then be subject to a further legal process. If the preliminary findings of the EC investigation were ultimately to be upheld, we calculate our maximum potential liability as at 31 December 2018 to be approximately $147 million. We do not consider at present that any provision is required in respect of this amount based on our current assessment of the issue.

4.          Dividends

The 2017 final dividend of 22.7 US cents per ordinary share totalling $198 million was paid on 9 May 2018. The interim dividend of 2018 of 14.0 US cents per ordinary share totalling $123 million was paid on 31 October 2018.

A final dividend for 2018 of 22.0 US cents per ordinary share has been proposed by the Board and will be payable, subject to shareholder approval, on 8 May 2019 to shareholders whose names appear on the register at the close of business on 5 April 2019 (the record date). The sterling equivalent per ordinary share will be set following the record date. The ex-dividend date is 4 April 2019 and the final day for currency and dividend reinvestment plan (‘DRIP’) elections is 17 April 2019.

5.          Acquisitions

Year ended 31 December 2018

The Group made no acquisitions deemed to be business combinations within the scope of IFRS 3 in the year ended 31 December 2018. The cash outflow of $29 million relates to acquisitions completed in prior years.

Year ended 31 December 2017

On 5 December 2017 the Group completed the acquisition of 100% of the share capital of Rotation Medical, Inc., a developer of novel tissue regeneration technology for shoulder rotator cuff repair. The maximum consideration payable of $210 million has a fair value of $196 million, including $89 million of deferred and contingent consideration. The acquisition accounting was completed in 2018 with no adjustments to the provisional fair value disclosed in the Group’s 2017 Annual Report.

The fair value of identifiable assets acquired and liabilities assumed are set out below:

2017
$m
Identifiable assets acquired and liabilities assumed
Intangible assets	61
Property, plant & equipment and inventory	3
Other net current liabilities	2
Provisions	(3)
Net deferred tax assets	1
Net assets	64
Goodwill	132
Consideration (net of $3m cash acquired)	196

The goodwill is attributable to the control premium, the acquired workforce and the synergies that can be expected from integrating Rotation Medical, Inc. into the Group’s existing business. The goodwill is not expected to be deductible for tax purposes.

During the year ended 31 December 2017, the contribution to revenue and attributable profit from this acquisition is immaterial. If the acquisition had occurred at the beginning of the year, the contribution to revenue and attributable profit would have also been immaterial.

6.          Net debt

Net debt as at 31 December 2018 comprises:

	2018	2017
	$m	$m
Cash at bank	365	169
Long-term borrowings	(1,301)	(1,423)
Bank overdrafts, borrowings and loans due within one year	(164)	(27)
Net currency swap (liabilities)/assets	(1)	2
Net interest rate swap liabilities	(3)	(2)
Net debt	(1,104)	(1,281)
The movements in the year were as follows:
Opening net debt as at 1 January	(1,281)	(1,550)
Cash flow before financing activities	553	547
Proceeds from issue of ordinary share capital	3	5
Proceeds from own shares	10	5
Purchase of own shares	(48)	(52)
Equity dividends paid	(321)	(269)
Termination of finance lease	-	5
Exchange adjustments	(20)	28
Net debt	(1,104)	(1,281)

7a.        Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount		Fair value
	2018	2017	2018	2017	Fair value
	$m	$m	$m	$m	level
Financial assets at fair value
Forward foreign exchange contacts	36	25	36	25	Level 2
Investments	34	21	34	21	Level 3
Currency swaps	1	3	1	3	Level 2
	71	49	71	49
Financial assets not measured at fair value
Trade and other receivables	1,211	1,148
Cash at bank	365	169
	1,576	1,317
Total financial assets	1,647	1,366

Financial liabilities at fair value
Acquisition consideration	(99)	(104)	(99)	(104)	Level 3
Forward foreign exchange contracts	(20)	(45)	(20)	(45)	Level 2
Currency swaps	(2)	(1)	(2)	(1)	Level 2
Interest rate swaps	(3)	(2)	(3)	(2)	Level 2
Private placement debt	(197)	(198)	(197)	(198)	Level 2
	(321)	(350)	(321)	(350)
Financial liabilities not measured at fair value
Acquisition consideration	(28)	(56)
Bank overdrafts	(32)	(14)
Bank loans	(311)	(313)
Private placement debt	(925)	(925)	(918)	(931)	Level 2
Trade and other payables	(858)	(877)
	(2,154)	(2,185)
Total financial liabilities	(2,475)	(2,535)

There were no transfers between Levels 1, 2 and 3 during the year ended 31 December 2018 and the year ended 31 December 2017. With the exception of private placement debt as presented above, the carrying amount of financial assets and liabilities not measured at fair value is considered to be a reasonable approximation of fair value. For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short term nature. The fair values of long-term borrowings, which are not traded publicly, are estimated by discounting future contractual cashflows to net present values at the current market interest rates available to the Group for similar financial instruments. The fair value of currency swaps and foreign exchange contracts is determined by reference to quoted market rates. As a result, foreign forward exchange contracts and currency swaps are classified as Level 2 within the fair value hierarchy.

During the year ended 31 December 2018,  acquisition consideration decreased by $33 million due to $29m of payments for acquisitions made in prior years and $4m of remeasurements. The fair value of contingent acquisition consideration is estimated using a discounted cash flow model. The valuation model considers the present value of risk adjusted expected payments, discounted using a risk-free discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent acquisition consideration is classified as Level 3 within the fair value hierarchy.

The fair value of investments is based upon third party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy. During the year ended 31 December 2018, there were additions to investments of $4 million and fair value remeasurements of $9 million recognised in the income statement.

7b.       Retirement benefit obligations

The discount rates applied to the future pension liabilities of the UK and US pension plans are based on the yield on bonds that have a credit rating of AA denominated in the currency in which the benefits are expected to be paid with a maturity profile approximately the same as the obligations. These have increased since 31 December 2017 by 30bps to 2.7% and 70bps to 4.2% respectively. The increase in discount rates and a change in mortality assumptions in the US to reflect revisions to long term mortality expectations more than offset unfavourable asset performances and led to a remeasurement gain of $11 million recognised in Other Comprehensive Income.

8.          Definitions of and reconciliation to measures included within adjusted “trading” results

These Financial Statements include financial measures that are not prepared in accordance with IFRS. These measures, which include trading profit, trading profit margin, tax rate on trading results, Adjusted Earnings Per Ordinary Share (EPSA), trading cash flow, trading profit to trading cash conversion ratio, net debt to adjusted EBITDA ratio, and underlying growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results.

Non-IFRS financial measures are presented in these Financial Statements as the Group’s management believe that they provide investors with a means of evaluating performance of the business segment and the consolidated Group on a consistent basis, similar to the way in which the Group’s management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent, non-cash and other items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Underlying revenue growth

Underlying revenue growth is used to compare the revenue in a given period to the previous period on a like-for-like basis.  Underlying revenue growth reconciles to reported revenue growth (see Note 2), the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

Trading profit, trading profit margin, trading cash flow and trading profit to cash conversion ratio

Trading profit, trading profit margin (trading profit expressed as a percentage of revenue), trading cash flow and trading profit to cash conversion ratio (trading cash flow expressed as a percentage of trading profit) are trend measures, which present the long-term profitability of the Group. The adjustments made exclude the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow.  The cash contribution to fund defined benefit pension schemes that are closed to future accrual are also excluded from cash generated from operations when arriving at trading cash flow.

Adjusted earnings per ordinary share (‘EPSA’)

EPSA is a trend measure, which presents the long-term profitability of the Group excluding the post-tax impact of specific transactions that management considers affect the Group’s short-term profitability and the one-off impact of US tax reform. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is basic earnings per ordinary share (‘EPS’).

Net debt to adjusted EBITDA ratio

Net debt to adjusted EBITDA ratio is used by the Group to measure leverage. Net debt is reconciled in Note 6. Adjusted EBITDA is defined as trading profit before depreciation of property, plant and equipment and amortisation of other intangible assets.

						Cash
			Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	$m	¢
31 December 2018 Reported	4,904	863	781	(118)	663	1,108	76.0
Acquisition and disposal related items	-	(7)	(7)	1	(6)	3	(0.7)
Restructuring and rationalisation costs	-	120	120	(24)	96	83	11.0
Amortisation and impairment of acquisition intangibles	-	113	118	(27)	91	-	10.3
Legal and other[7]	-	34	38	(1)	37	104	4.3
Capital expenditure	-	-	-	-	-	(347)	-
31 December 2018 Adjusted	4,904	1,123	1,050	(169)	881	951	100.9

						Cash
			Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	$m	¢
31 December 2017 Reported	4,765	934	879	(112)	767	1,273	87.8
Acquisition and disposal related items	-	(10)	(10)	2	(8)	3	(0.9)
Restructuring and rationalisation costs	-	-	-	-	-	15	-
Amortisation and impairment of acquisition intangibles	-	140	140	(40)	100	-	11.4
Legal and other[7]	-	(16)	(13)	12	(1)	25	(0.1)
US tax reform	-	-	-	(32)	(32)	-	(3.7)
Capital expenditure	-	-	-	-	-	(376)	-
31 December 2017 Adjusted	4,765	1,048	996	(170)	826	940	94.5

1	Represents a reconciliation of operating profit to trading profit.
2	Represents a reconciliation of reported profit before tax to trading profit before tax.
3	Represents a reconciliation of reported tax to trading tax.
4	Represents a reconciliation of reported attributable profit to adjusted attributable profit.
5	Represents a reconciliation of cash generated from operating activities to trading cash flow.
6	Represents a reconciliation of basic earnings per ordinary share to adjusted earnings per ordinary share (EPSA).
7

From 1 January 2017, the ongoing funding of defined benefit pension schemes is not included in management’s definition of trading cash flow as there is no defined benefit service cost for these schemes.

Acquisitions and disposal related items: For the year to 31 December 2018 the credit relates to a remeasurement of contingent consideration for a prior year acquisition and adjustments to provisions on disposal of a business, partially offset by costs associated with the acquisition of Rotation Medical, Inc.

For the year to 31 December 2017 the credit relates to a remeasurement of contingent consideration for a prior year acquisition partially offset by costs associated with the acquisition of Rotation Medical, Inc.

Restructuring and rationalisation costs: For the year to 31 December 2018, these costs relate to the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018.

Amortisation and impairment of acquisition intangibles: For both the years to 31 December 2018 and 31 December 2017 charges relate to the amortisation of intangible assets acquired in material business combinations. The year to 31 December 2017 includes an impairment charge of $10 million.

Legal and other: For the year ended 31 December 2018 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and an increase of $72 million in the provision that reflects the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims. The year to 31 December 2018 also includes costs for implementing the requirements of the EU Medical Device Regulations that will apply from May 2020. These charges in the year to 31 December 2018 were partially offset by a credit of $84 million relating to settlements with insurers related to product liability claims involving macrotextured components withdrawn from the market in 2003. $35 million of cash funding to closed defined benefit pension schemes is excluded from trading cash flow.

For the year ended 31 December 2017 charges primarily relate to legal expenses for patent litigation with Arthrex and ongoing metal-on-metal hip claims and an increase of $10 million in the provision that reflects the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims. These charges were offset by a $54 million credit following a settlement payment received from Arthrex relating to patent litigation. $44 million of cash funding to closed defined benefit pension schemes is excluded from trading cash flow.

Net debt to adjusted EBITDA ratio

The calculation of net debt to adjusted EBITDA ratio is set out below:

2018
$m
Net debt	1,104

Trading profit	1,123
Depreciation of property, plant and equipment	251
Amortisation of other intangible assets	63
Adjusted EBITDA	1,437
Net debt to adjusted EBITDA ratio (x)	0.8

9.        Exchange rates

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	2018	2017
Average rates
Sterling	1.33	1.29
Euro	1.18	1.13
Swiss Franc	1.02	1.02
Period-end rates
Sterling	1.28	1.35
Euro	1.14	1.20
Swiss Franc	1.02	1.02

10.       Subsequent events

On 22 January 2019 the Group completed the acquisition of 100% of the share capital of Ceterix Orthopaedics, Inc., the developer of the NovoStitch Pro Meniscal Repair System. This unique device addresses complex tear patterns not adequately served by other repair systems and is highly complementary to the Group’s FAST-FIX 360 Meniscal Repair System.

This acquisition will be treated as a business combination under IFRS 3. The maximum consideration, all payable in cash, is $105 million and the provisional fair value consideration is $96 million and includes $5 million of deferred and $46 million of contingent consideration. The fair value of contingent consideration is determined from the acquisition agreement, the Board approved acquisition model and a risk-free discount rate of 3.3%. Acquired net assets have a provisional value of $2 million which is not expected to have material fair value adjustments. The remaining $94 million will be allocated between identifiable intangible assets including technology, research and development in-progress and goodwill, with the majority expected to be goodwill. Goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Ceterix Orthopaedics, Inc. into the Group’s existing business, and is not expected to be deductible for tax purposes. The contribution to revenue and attributable profit from this acquisition is expected to be immaterial for the year ending 31 December 2019.